

Rodman & Renshaw Annual Global Investment Conference

September 9, 2009

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q as of March 31, 2009 and June 30, 2009, which is available on the SEC's website www.sec.gov or at Wesbanco's website www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2008 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.

WesBanco

WesBanco at a Glance

- Headquarters in Wheeling, West Virginia

- Assets: $5.74 billion

- Founded in 1870

- 32 banks/23 companies acquired in 25 years

- Banking operations in West Virginia, Ohio and Western Pennsylvania

  - 114 banking offices + Pittsburgh, PA Loan Office

  - 144 ATM's

- Non-bank activities include:

  - Wealth management, securities brokerage, insurance and proprietary family of mutual funds

WesBanco

Investment Rationale

Stability, Diversity and Capital Strength

- Strong regulatory capital

- Proven acquisition-oriented growth strategy

- Improved liquidity

- Asset quality compares favorably with regional and national peers

- Diversity of earnings stream

WesBanco

Strong Regulatory Capital Base



Total Capital to Risk-Weighted Assets Ratio
18.0%
15.0%
12.0%
9.0%
6.0%
3.0%
0.0%
12.28%
12.59%
14.46%
13.95%
13.43%
2Q08
3Q08
4Q08
1Q09
2Q09
Common Equity
TARP Capital Purchase Program
Trust Preferred Securities
Tier 2 Capital

Tier 1 Leverage Ratio	8.63%	8.82%	10.27%	9.72%	8.61%
Tier 1 Risk Based Capital Ratio	11.17%	11.44%	13.21%	12.70%	12.18%
Total Risk Based Capital Ratio	12.28%	12.59%	14.46%	13.95%	13.43%

WesBanco

Growth by Acquisition:
A WSBC Core Competency



(MM)

- Focused on higher growth metro markets and enhanced market share

- Five acquisitions in seven years – assets more than doubled since 2001

- A history of successful consolidations

Acquired Assets: 2002 to 2Q 2009 = $3.6B

WesBanco

2009 Acquisition Activity

5 AmTrust Bank Branches

- Five offices in Greater Columbus; brings Columbus total to 13

- Completed March 27, 2009

- WSBC now ranks #9 in Columbus market (up from #21) with a 2.3% deposit market share

- $597 million in deposits @ 3.5% deposit premium

- Invested in $550 million of agency/MBS securities

WesBanco

Liquidity Significantly Improved
with $600 Million of AmTrust Deposits

- Loan to Deposit Ratio improved to 87% at 2Q 2009 from 103% at year-end 2008

- Reducing reliance on wholesale funding (borrowings & brokered deposits) as funds mature

- Securities portfolio of $1.5B highly liquid; 60% unpledged and $16 million in net unrealized gains at quarter end

- Lines of credit
  - Over $550 million FHLB availability at 6/30/09
  - Holding company line undrawn at $25 million
  - Bank lines at approximately $160 million

WesBanco

An Expanding Franchise in Contiguous Markets: 114 banking offices



- Ranked #1-3 in deposit market share in 16 counties out of 37*

- Expanding along major highways to population centers (Columbus, Dayton, Cincinnati)

- Organized into two regions, seven markets

* SNL June 2008 Deposit Market Share Data

WesBanco

Loan Portfolio as of June 30, 2009

Total Loans = $3.54 B

Comm. Real Estate = $1.77 B







WesBanco

Conservative Exposure to Potential Problem Loan Areas

WSBC is Below Regulatory CRE Guidelines
C&D + Investor-owned CRE = 256% of Total Risk-Based Capital

Commercial Real Estate Loans	Exposure[1] ($Millions)	% of RBC[2]	Regulatory Guideline
Land, Construction & Development	$ 317.0	65.4%	100%
Investor-Owned Commercial	606.6	125.2%	N/A
Investor-Owned Residential	319.7	66.0%	N/A
Total Land, C&D, and Investor-Owned	$1,243.3	256.5%	300%

[1] Total Loans Outstanding + Unused Commitments

[2] Total Risk-Based Capital for the Bank = $484,681 at 6/30/09

WesBanco

Non-Performing Loans* by Loan Category

($ in MMs)	4Q'08	1Q'09	2Q'09
Land, Construction & Development	$ 5.5	$ 7.2	$ 9.4
Investment Property	11.7	27.4	29.8
Owner Occupied	15.3	19.5	21.6
Total CRE Non-Performing Loans	32.5	54.1	60.8
Commercial & Industrial	8.3	8.5	11.1
Residential & Home Equity	13.0	12.9	19.1
Consumer	1.2	0.7	0.8
Total Non-Performing Loans	$ 55.0	$ 76.2	$ 91.8

* Includes nonaccrual, renegotiated and 90 days past due = 2.59% of total loans

WesBanco

Strong Asset Quality Relative to Peers

NPA + ≥ 90 PD Loans / Total Loans + OREO



Ann. Net Charge-offs / Avg. Loans



* National Peer Group = Median of 112 banks nationwide with assets between $2-$10 B.

WesBanco

Credit Risk Management

- Centralized credit administration (commercial and retail)

- Senior credit officers in each region, report directly to Chief Credit Officer

- Commercial banking executives in each region, & support staff in each market providing localized decision making

- Credit analyst support in underwriting exposures above $500K

- Centralized underwriting and pricing for retail lending

- Lending Practices:

  - Minor amounts of out of market lending / SNC loans / unsecured loans

  - In house credit limits significantly below legal lending limit

  - Industry diversification in C&I portfolio

  - Diversification by CRE property type

WesBanco

Improving Credit Infrastructure: 2009 Initiatives

- Added more staff to Special Assets

- Conducted skills assessment to identify and prioritize opportunities for lender development

- Initiated formal credit training program for commercial & retail sales force

- Centralized underwriting and administration for small business lending; expanded delivery channels

- Strengthened loan review process; initiated monthly meetings with lenders to channel local market intelligence to regional and corporate levels on a monthly basis

WesBanco



Financial Results

Quarterly Performance Comparison

($000's except per share data)	2Q 2009	1Q 2009	LQ %Δ
Net Income	$5,744	$5,449	+ 5.4%
Net Income Available to Common Shareholders	$4,687	$4,394	+ 6.7%
Diluted Earnings Per Share	$0.18	$0.17	+ 5.9%
Loan Loss Provision	$10,269	$9,550	+ 7.5%
Return on Average Assets	0.32%	0.34%	- 5.9%
Return on Average Common Equity	3.19%	3.01%	+ 5.9%
Net Interest Margin (FTE)	3.17%	3.47%	- 8.6%
Efficiency Ratio	68.71%	66.37%	+ 3.5%

WesBanco

Six Months' Performance Comparison

($000's except per share data)	2009	2008	YOY %Δ
Net Income	$11,194	$20,787	- 46.1%
Net Income Available to Common Shareholders	$9,082	$20,787	-56.3%
Diluted Earnings Per Share	$0.34	$0.78	- 56.4%
Loan Loss Provision	$19,819	$11,1148	+77.8%
Return on Average Assets	0.33%	0.79%	- 58.2%
Return on Average Common Equity	3.10%	7.12%	- 56.5%
Net Interest Margin (FTE)	3.31%	3.68%	- 10.1%
Efficiency Ratio	67.59%	64.23%	+ 5.2%

Net Interest Margin



NIM decrease in 2Q 09 due to increased liquidity from branch acquisition.

WesBanco

Stable Deposit Mix



Legend:
- Time Deposits
- Savings
- MMDA
- Interest Bearing
- Non-Interest

- Non-maturity deposits relatively stable for 5 years despite ongoing acquisition activity

- 2009 deposits impacted by recent acquisition of AmTrust branches with higher CD levels

- Continued initiatives in place to increase non-interest bearing demand balances & especially convert AmTrust CDs

- Average cost of 2Q deposits is 1.72%* (1.75% YTD)

- Low level of brokered CDs

* Including noninterest-bearing deposits

WesBanco

Securities Portfolio at June 30, 2009

Securities = $1.51 B
~26% of total assets



- Average portfolio yield of 4.55% YTD

- WAL approx. 4 years

- Over 60% unpledged

- Minimal private label CMOs or corporate/ABS securities

- Net unrealized securities gains of $16 million at quarter end

- Invested AmTrust deposits in agency/MBS securities with short duration

WesBanco

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year	
	Dec. 31, 2008	June 30, 2009
Up 2% Rate Shock	-0.5%	-2.7%
Up 2 % Rate Ramp	+0.7%	+0.9%
Up 1% Rate Shock	+0.8%	+0.6%
Down 1% Rate Shock	-3.5%	-1.3%

Recent strategies focus on becoming more interest rate neutral subsequent to AmTrust acquisition. Market value of equity would decrease 3.7% in up 2% change.

WesBanco

Growing & Diversified Noninterest Income*



($MM)

Legend:
- Trust
- Insurance (Net)
- Service Charges & Fees
- Other
- Securities services (Net)
- Gain on Mtg. Loan Sales
- BOLI

Chart values:
- 2006: $44.3
- 2007: $50.7
- 2008: $57.0
- 6 mos. 2009 (Ann.): $54.1

Y-axis: $0, $10, $20, $30, $40, $50, $60, $70

- Noninterest income contributed 27.1% of 1H'09 revenue.

- Deposit service charges and other banking income up 16% from 1Q (2Q includes AmTrust fee income)

- Non-bank offerings (trust, insurance, securities) contribute over $20 million revenue / year

- Growth of insurance and securities in 2009 offset lower trust fees from declining market valuations

* Excludes one-time, non-operating gains/losses

WesBanco

Wealth Management Services

- $2.4B of assets under management & administration
- Over 5,000 trust relationships
- 3 locations in WV & 1 in Columbus, OH
- Product capabilities:
  - Trust
  - Investment mgmt
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Brokerage
  - Retirement plans



Assets Under Management ($B)
Management Fees ($MM)

	2005	2006	2007	2008	June 30 2009
Management Fees ($MM)	$14.3	$15.0	$16.2	$14.9	$13.3*
Assets Under Management ($B)	$2.6	$3.0	$3.1	$2.4	$2.4

* 6 mos. annualized

One Year Stock Price Changes
WSBC vs. NASDAQ Bank Index (IXBK)



Why WesBanco?

- Earnings derived from diversified product lines, markets and customers

- Efficient controls and delivery channels

- Responsive to local market conditions and opportunities

- Proven ability to manage risk

- Financially conservative

WesBanco

